UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-4887

A.	Full title of the plan:

UMB Profit Sharing and 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office.

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, Missouri 64106

UMB PROFIT SHARING

AND 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2013

Report of Independent

Registered Public Accounting Firm

Participants and Employee Benefit

Administrative Committee

UMB Profit Sharing and 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of UMB Profit Sharing and 401(k) Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

Overland Park, Kansas

June 30, 2014

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Assets
Investments, at Fair Value:
Share of net assets of UMB Retirement Master Trust	$255,964,444	$203,477,483

Receivables:
Employer contributions	6,648,943	6,197,869
Notes receivable from participants	7,429,928	6,865,351

Total Receivables	14,078,871	13,063,220

Total Assets	$270,043,315	$216,540,703

Liabilities
Excess contributions payable	$207,305	$109,575

Net Assets Available for Benefits	$269,836,010	$216,431,128

See the accompanying notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	For The Years Ended December 31,
	2013	2012
Additions to Net Assets Attributed to:
Contributions
Employer contributions	$6,648,943	$6,197,869
Employee contributions	15,290,532	14,262,217
Rollover contributions	2,714,599	2,736,220

Total Contributions	24,654,074	23,196,306

Deductions from Net Assets Attributed to:
Benefits paid directly to participants	21,803,073	14,708,652
Administrative fees	28,101	28,750

Total Deductions	21,831,174	14,737,402

Investment Income
Plan Interest in UMB Retirement Master Trust Investment Income	49,172,426	24,146,529

Interest Income on Notes Receivable from Participants	236,590	237,155

Net Increase	52,231,916	32,842,588
Transfers from The ESOP of UMB	1,172,966	812,959
Net Assets Available for Benefits—Beginning of Year	216,431,128	182,775,581

Net Assets Available for Benefits—End of Year	$269,836,010	$216,431,128

See the accompanying notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

1.	Description of The Plan

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all employees of UMB Financial Corporation and affiliates (collectively, the Company or UMB) and provides for retirement, disability and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility and Participation

Employees are eligible to make elective deferral contributions and receive the Company matching contribution upon the first of the month following one month of employment. The Plan provides that employees with one year of service become eligible to participate in the profit sharing portion of the Plan. Employees are eligible to receive the Company profit sharing contribution on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year after satisfying eligibility requirements. With limited exceptions, participants must be actively employed on the last day of the Plan year to share in the Company matching contributions and any profit sharing contributions.

Contributions

Each year, participants may contribute up to 50 percent of their annual compensation as defined in the Plan Agreement. In addition, all employees who are eligible to make elective deferral contributions under the Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan Agreement. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

All employees of UMB hired on or after January 1, 2008 who are otherwise eligible for the Plan, are subject to an “automatic election,” under which the Company will withhold 3 percent of compensation from the new employee’s paycheck each payroll period. That amount is contributed to the Plan as an elective deferral contribution, unless these employees complete a salary deferral agreement electing a different percentage. The automatic election is withheld from the paycheck following the employee’s completion of eligibility for the Plan, which is the first of the month following completion of 30 days of service. The automatic salary deferral will be invested in the Vanguard Balanced Index Fund unless otherwise directed by the employee. The employee may modify the automatic election at any time to elect an alternative deferral amount or elect not to defer into the Plan.

The Company will determine each year the amount, if any, that will be contributed to the Plan. The Plan allows for matching contributions and profit sharing contributions by the Company to be determined annually by the Board of Directors of the Company at its discretion. Company matching contributions amounted to $5,211,817 and $4,947,869 in 2013 and 2012, respectively. In 2014, the Company made total profit sharing contributions of $2,874,251 related to the 2013 plan year. In 2013, the Company made total profit sharing contributions of $2,500,000 related to the 2012 plan year. Company profit sharing contributions, as determined above, are divided between the Plan and The ESOP of UMB (the ESOP), at the discretion of the Board of Directors of the Company. In 2013 and 2012, total profit sharing contributions were allocated equally between the Plan and the ESOP. Profit sharing contributions to the Plan amounted to $1,437,126 for 2013 and $1,250,000 for 2012.

Contributions are subject to certain Internal Revenue Code (IRC) limitations.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (1) the Company’s contributions, (2) forfeitures of terminated participants’ nonvested accounts, and (3) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, participant elective deferrals or account balances, as defined and subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Qualified participants are able to transfer a portion of their account balances from the ESOP to the Plan.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. Additionally, all loans are made for a period not to exceed five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates for residential loans are BMO Harris Bank NA’s 15-year mortgage rate. Interest rates for all other loans are the greater of BMO Harris Bank NA’s prime rate or BMO Harris Bank NA’s five-year CD rate plus 2 percent. Principal and interest is paid ratably through payroll deductions. The loans bear interest ranging from 2.88 percent to 9.0 percent, with maturity dates through August 2033.

Vesting And Forfeitures

Participants are vested immediately in their contributions and the Company matching contribution plus actual earnings thereon. For Company profit sharing contributions made prior to January 1, 2007, participants are vested in the Company profit sharing contribution after five years of service. For profit sharing contributions made on or after January 1, 2007 for participants with an hour of service on or after January 1, 2007, participants are 50 percent vested after two years of service and 100 percent vested after three years of service.

Forfeited nonvested accounts are reallocated to participant accounts as a discretionary profit sharing contribution at the end of the Plan year in which the forfeiture occurs.

Benefits

The account balance, to the extent it is vested, will be paid upon request to participants who have become disabled, retired or otherwise left the Company. Employees are not allowed to withdraw any portion of the Company contributions prior to age 59 1⁄2; however, subject to the Plan’s restrictions, participants may withdraw all or a portion of their account balances from certain sources while remaining employed.

The Plan also provides that when a participant terminates their employment and the participant’s interest in the Plan, excluding amounts attributable to any rollovers, does not exceed $5,000, a lump sum distribution will be made to the participant, if the participant does not make a distribution election. If the deferred vested account balance is less than $1,000, the balance will be distributed to the participant in cash. If the deferred vested account balance is between $1,000 and $5,000, the participant’s balance will be rolled over to a BMO Harris Bank NA money market IRA.

Participant Hardship Withdrawals

A participant may withdraw all or a portion of their contributions subject to hardship withdrawal provisions.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

2.	Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared using the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Valuation of Investments

The Plan’s investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Recognition of Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Excess Contributions Payable

Employee contributions for 2013 are net of payments of $207,305 made in March 2014 to certain active participants to return excess deferral contributions. These payments are required to satisfy the relevant nondiscrimination provisions of the Plan, and they are included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2013.

Employee contributions for 2012 are net of payments of $109,575 made in March 2013 to certain active participants to return excess deferral contributions. These payments are required to satisfy the relevant nondiscrimination provisions of the Plan, and they are included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2012.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

Costs and Expenses

All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are paid by the Plan. All other expenses are paid by the Company.

3.	Investments

The Plan’s investments available for benefits as of December 31, 2013 and 2012 are as follows:

	2013	2012
Share of Net Assets of UMB Retirement Master Trust	$255,964,444	$203,477,483

4.	UMB Retirement Master Trust

The assets of the Plan and the ESOP are combined into the UMB Retirement Master Trust (the Master Trust), a master trust established by the Company and administered by BMO Harris Bank NA (the Trustee). Use of the Master Trust permits the commingling of Plan assets with the assets of the ESOP for investment and administrative purposes. At December 31, 2013 and 2012, the Plan’s assets relate to its share of the allocated net assets of the Master Trust. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating investment income to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan on a basis proportionate to the Plan’s share of net assets. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Master Trust was approximately 74 and 75 percent, respectively.

The following table presents the net assets of the Master Trust at December 31, 2013 and 2012:

	2013	2012
Investments, at fair value:
Mutual funds	$225,620,709	$178,480,179
UMB Company Stock Fund	108,183,133	79,333,735
Money market funds	17,423,002	15,560,574

Total Investments	351,226,844	273,374,488

Receivables:
Other	95,501	(14,275)

Net Assets	$351,322,345	$273,360,213

Income of the Master Trust includes net appreciation in the fair value of investments, dividend and interest income and interest income on notes receivable from participants. Net appreciation in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation of those investments.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

The following are changes in net assets for the Master Trust for the years ended December 31, 2013 and 2012:

	2013	2012
Total Transfers In	$21,367,755	$20,259,817
Total Transfers Out	(25,523,300)	(17,684,174)

Net Transfers	(4,155,545)	2,575,643
Dividend and Interest Income	6,073,053	5,363,243
Net appreciation in fair value of investments:
Mutual funds	40,017,158	18,534,544
UMB Company Stock Fund	36,046,044	12,907,818

Net appreciation in fair value of investments	76,063,202	31,442,362
Administrative Fees	(18,578)	(30,933)
Increase in net assets	77,962,132	39,350,315
Net assets :
Beginning of year	273,360,213	234,009,898

End of year	$351,322,345	$273,360,213

Fair Value Measurements

The Master Trust utilizes an established framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 or 2012.

Mutual Funds and Money Market Funds

Valued at net asset value (NAV) based on the closing price reported on the active market on which the individual securities are traded.

UMB Company Stock Fund

Valued at the NAV of shares held by the Master Trust at year end. The NAV is determined by dividing the net asset of the UMB Company Stock Fund by the number of units outstanding on the day of valuation. The UMB Company Stock Fund is comprised of assets that are traded on an active market and cash equivalents.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds
Small cap equity	$25,713,657	$—	$—	$25,713,657
Mid cap equity	23,254,321	—	—	23,254,321
Large cap equity	66,914,190	—	—	66,914,190
International equity	38,952,617	—	—	38,952,617
Balanced funds	31,363,647	—	—	31,363,647
Stock funds	9,153,623	—	—	9,153,623
Fixed income	20,640,212	—	—	20,640,212
Other funds	9,628,442	—	—	9,628,442
Money market funds	17,423,002	—	—	17,423,002
UMB Company Stock Fund	—	108,183,133	—	108,183,133

Total assets at fair value	$243,043,711	$108,183,133	$—	$351,226,844

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds
Small cap equity	$17,560,554	$—	$—	$17,560,554
Mid cap equity	14,769,138	—	—	14,769,138
Large cap equity	46,697,506	—	—	46,697,506
International equity	34,185,001	—	—	34,185,001
Balanced funds	25,222,772	—	—	25,222,772
Stock funds	6,999,735	—	—	6,999,735
Fixed income	24,076,006	—	—	24,076,006
Other funds	8,969,467	—	—	8,969,467
Money market funds	15,560,574	—	—	15,560,574
UMB Company Stock Fund	—	79,333,735	—	79,333,735

Total assets at fair value	$194,040,753	$79,333,735	$—	$273,374,488

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

5.	Plan Termination

Although it has not expressed any intention to do so, the Board of Directors of UMB has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants become 100 percent vested in their accounts and the Plan provides that its net assets be used to pay all expenses and benefits due and will distribute the remaining assets among the Plan participants based upon their account balance.

6.	Tax Status

The Company has adopted a nonstandardized volume submitter plan. The Plan has received a favorable determination letter from the Internal Revenue Service, dated March 24, 2011, stating that the Plan complied with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan’s federal tax returns for tax years 2010 and later remain subject to examination by taxing authorities.

7.	Related Party Transactions

At December 31, 2013 and 2012, included in the Plan’s share of net assets of the Master Trust, via the UMB Company Stock Fund, are 200,742 and 216,577 shares, respectively, of UMB’s common stock at a fair value of $12,825,197 and $9,449,959, respectively. This investment represents 5 percent or more of the Plan’s share of net assets of the Master Trust. All of the above transactions are exempt party-in-interest transactions under ERISA.

8.	Transfers From The ESOP of UMB

The ESOP allows participants to diversify their investment in Company stock by transferring a portion of their investment in Company stock from the ESOP into other investment options offered by the Plan.

Report Of Independent Registered Public Accounting Firm On Supplementary Information

Participants and Employee Benefit

Administrative Committee

UMB Profit Sharing and 401(k) Savings Plan

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2013 and delinquent participant contributions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

Overland Park, Kansas
June 30, 2014

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

EIN:43-0903811 PLAN NUMBER: 001

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b)	( c )	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Participant Loans	Promissory notes, interest rates from 2.88% to 9.0%; maturity dates through August 2033		$7,429,928

				$7,429,928

*	Represents party-in-interest to the Plan.
**	Cost not required for participant directed investments.

The above information is required for disclosure for Form 5500, Schedule H, Part IV, line 4i.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

EIN:43-0903811 PLAN NUMBER: 001

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$20	—	$20	—	—

The above information is required for disclosure for Form 5500, Schedule H, Part IV, line 4a.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UMB Profit Sharing and 401(k) Savings Plan

Date: June 30, 2014	/s/ Lawrence G. Smith
Lawrence G. Smith Executive Vice President & Chief Organizational Effectiveness Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Accounting Firm